Mail Stop 4561

August 3, 2009

John Gross, Chief Financial Officer
Majesco Entertainment Company
160 Raritan Center Parkway
Edison, New Jersey 08837

Re: **Majesco Entertainment Company**
        Amendment No. 1 to Form 10-K for the Fiscal Year Ended October 31,
        2008
        Filed July 31, 2009
        File No. 001-32404

Dear Mr. Gross:

        We have reviewed your amended Form 10-K and have the following comment.

Item 9A(T). Controls and Procedures

Management's Annual Report on Internal Control Over Financial Reporting

1.   Please confirm, if correct, that management completed its assessment of the
        effectiveness of the company's internal control over financial reporting as of
        October 31, 2008 on or before January 29, 2009, the date the company filed its
        Form 10-K, and that management's conclusion regarding the effectiveness of the
        company's internal controls was based on this assessment.

        Please contact Kevin Dougherty at (202) 551-3271 with any questions regarding
this comment. If you require further assistance, please contact me at (202) 551-3456 or
Barbara C. Jacobs, Assistant Director, at (202) 551- 3735.

                                                Sincerely,

                                                Matthew Crispino
                                                Staff Attorney

cc: <u>Via Facsimile (212) 983-3115</u>
        Todd E. Mason, Esq.
        Mintz, Levin, Cohn, Ferris, Glovsky, and Popeo, P.C.